May 19, 2021

Via EDGAR Transmission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newegg Commerce, Inc. Withdrawal of Registration Statement on Form F-1 File No. 333-249659

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Newegg Commerce, Inc. (formerly known as Lianluo Smart Limited, the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2020.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Please direct any questions or comments regarding this correspondence to our counsel, Joan Wu of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Thank you for your assistance in this matter.

Very truly yours,

Newegg Commerce, Inc.

/s/ Robert Chang
Names:	Robert Chang
Title:	Chief Financial Officer